TELMEX BUYBACK FROM FEBRUARY 21 TO FEBRUARY 28, 2011, MARCH 01, 2011.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F.... Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No... Ö ..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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TELEFONOS DE MEXICO, S.A.B. DE C.V.

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Comisión

Re: Capital Stock movements of Telefonos de Mexico, S.A.B. de C.V.

Pursuant to the Mexican "Circular Unica de Emisoras" we hereby inform you about the movements from February 1st to February 28, 2011 .

EXCHANGES:
Series "A" to "L"	1,007,670
Series "AA" to "L"	0
BUYBACK:
Shares Series "A"	0
Shares Series "L"	27,000,000

Based on this information, the structure of the Telmex's Capital Stock regarding the Outstanding shares at the end of this period is:

SERIES	OUTSTANDING SHARES	% OF THE TOTAL OUTSTANDING SHARES
"AA"	7,839,596,082	43.28
"A"	381,347,911	2.11
"L"	9,891,556,007	54.61
TOTAL	18,112,500,000	100.00

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TELEFONOS DE MEXICO, S.A.B. DE C.V.

February 28, 2011

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on February 11, 2009 and at the general meetings of shareholders on March 3, 2009 , this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on February 28, 2011 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,500,000 class "L" shares of Telmex at an aggregate price of P.16,455,213.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

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TELEFONOS DE MEXICO, S.A.B. DE C.V.

February 25, 2011

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on February 11, 2009 and at the general meetings of shareholders on March 3, 2009 , this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on February 25, 2011 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,500,000 class "L" shares of Telmex at an aggregate price of P.16,487,251.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

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TELEFONOS DE MEXICO, S.A.B. DE C.V.

February 24, 2011

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on February 11, 2009 and at the general meetings of shareholders on March 3, 2009 , this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on February 24, 2011 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1.500,000 class "L" shares of Telmex at an aggregate price of P.16,348,986.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A.B. DE C.V.

February 23, 2011

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on February 11, 2009 and at the general meetings of shareholders on March 3, 2009 , this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on February 23, 2011 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,400,000 class "L" shares of Telmex at an aggregate price of P.15,167,842.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A.B. DE C.V.

February 22, 2011

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on February 11, 2009 and at the general meetings of shareholders on March 3, 2009 , this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on February 22, 2011 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,512,600 class "L" shares of Telmex at an aggregate price of P.16,400,773.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

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TELEFONOS DE MEXICO, S.A.B. DE C.V.

February 21, 2011

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on February 11, 2009 and at the general meetings of shareholders on March 3, 2009 , this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on February 21, 2011 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 87,400 class "L" shares of Telmex at an aggregate price of P.943,890.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 01, 2011.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: _________________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. Buyback from February 21 to February 28, 2011.